SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

EVINE Live Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

300487105
(CUSIP Number)

Eleazer Klein Marc Weingarten Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 13 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 300487105	SCHEDULE 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,895,623 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,895,623 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,895,623 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 300487105	SCHEDULE 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS George Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,895,623 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,895,623 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,895,623 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 300487105	SCHEDULE 13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS Imation Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 998,395 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 998,395 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 998,395 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 300487105	SCHEDULE 13D	Page 5 of 13 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of EVINE Live Inc., a Minnesota corporation (the “Issuer”). The address of the Issuer’s principal executive office is 6740 Shady Oak Road, Eden Prairie, Minnesota 55344.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by: (i) Clinton Group, Inc., a Delaware corporation (“CGI”), which serves as the investment manager to Clinton Madison Investment Fund, L.P. (“CMAD”) and HCM Clinton Equity Strategies Ltd. (“HCM”) and owns all of the outstanding equity in Clinton Union League LLC, which serves as the investment manager to Clinton Relational Opportunity Master Fund, L.P. (together with CMAD, HCM, and any other funds or accounts controlled, directly or indirectly, by CGI and/or Mr. Hall (as defined below) from time to time, the “Clinton Funds”), with respect to the shares of Common Stock held by the Clinton Funds; (ii) George E. Hall, a United States citizen, who serves as Chief Executive Officer of CGI (“Mr. Hall”), with respect to the shares of Common Stock held by the Clinton Funds; and (iii) Imation Corp., a Delaware corporation (“Imation”, and together with CGI and Mr. Hall, the “Reporting Persons”), with respect to the shares of Common Stock held by Imation.

(b) The principal business address of CGI and Mr. Hall is 510 Madison Avenue, 9th Floor, New York, New York 10022. The principal business address of Imation is 1 Imation Way, Oakdale, Minnesota 55128.

(c) The principal business of CGI is to provide investment management services to private individuals and institutions. The principal business of Mr. Hall is to serve as Chief Executive Officer of CGI. The principal business of Imation is the storage, management and protection of electronic data.

(d) None of the Reporting Persons or persons listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or persons listed on Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hall is a citizen of the United States.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer or general partner, as applicable, of CGI and Imation is set forth in Schedule A attached hereto. To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any shares of Common Stock.

CUSIP No. 300487105	SCHEDULE 13D	Page 6 of 13 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $5,180,000 (excluding brokerage commissions) in the aggregate to purchase the Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein as beneficially owned by CGI and Mr. Hall is the working capital of the Clinton Funds, and margin borrowings described in the following sentence. Such shares of Common Stock are held by the Clinton Funds in commingled margin accounts, which may extend margin credit to the Clinton Funds from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein as beneficially owned by CGI and Mr. Hall.

The source of the funds used to acquire the Common Stock reported herein as held by Imation is cash on its balance sheet.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons initially acquired beneficial ownership of the Common Stock of the Issuer for investment purposes because they believed the Issuer’s Common Stock was undervalued and represented an attractive investment opportunity. In the Reporting Persons’ view, the strong financial results and forward guidance reported by the Issuer this week reinforced such beliefs.

The Reporting Persons have had a number of meetings with executive management of the Issuer since the beginning of this calendar year to discuss, among other things, the Company’s strategic positioning, the transition in executive management, tactics to improve the Issuer's profitability margins and operating efficiency, and the plans and strategies of the board of directors of the Issuer (the “Board”) to create shareholder value. The Reporting Persons intend to continue to have discussions regarding such matters with the Issuer’s management and the Board, and may discuss such matters with other shareholders of the Issuer and other third parties.

The Reporting Persons recognize the Issuer’s prodigious results during the first two quarters of its current fiscal year and expect that the Issuer’s current management team will continue the trend of improved execution. Furthermore, the Reporting Persons believe that the Issuer has a solid foundation for long-term growth under the stewardship of newly appointed CEO, Bob Rosenblatt.

CUSIP No. 300487105	SCHEDULE 13D	Page 7 of 13 Pages

However, the Reporting Persons believe that the market has inadequately valued the Common Stock and, specifically, has failed to appropriately appraise the Issuer’s strategic position within digital commerce, the Issuer’s deferred tax assets or the Issuer’s valuable spectrum asset in Boston, Massachusetts.  As a comparison, although the Issuer has reported EBITDA for the second fiscal quarter of 2016 to be up 52% year-over-year, the share price of the Common Stock is down 33% since the end of the second fiscal quarter of 2015. If the aforementioned valuation discrepancy persists, the Reporting Persons may consider advocating that the Board engage an investment bank to evaluate strategic alternatives to maximize shareholder value, including a going-private transaction or a sale of the Issuer’s component parts, as the Reporting Persons believe that either transaction would yield a substantial premium to prevailing market prices of the Common Stock.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in discussions with other shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment (including potential business combinations or dispositions involving the Issuer or certain of its businesses); making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including the composition of the Board), potential business combinations or dispositions involving the Issuer or certain of its businesses; providing suggestions to the Issuer for improving its financial and/or operational performance, purchasing additional shares of Common Stock and/or other securities of the Issuer (collectively, “Securities”), disposing of any or all of their Securities, in the open market or otherwise, at any time and from time to time, and engaging in any hedging or similar transactions with respect to the Securities, including swaps and other derivative instruments. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4 of this Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 2,894,018 shares of Common Stock, constituting approximately 5.1% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 57,192,294 shares of Common Stock outstanding as of May 19, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended April 30, 2016, filed with the Securities and Exchange Commission on May 26, 2016.

The information required by Items 5(a) – (b) is set forth in rows 7 – 13 of the cover page for each of the Reporting Persons and is incorporated herein by reference. By virtue of his direct and indirect control of CGI, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which CGI has voting power or dispositive power.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

CUSIP No. 300487105	SCHEDULE 13D	Page 8 of 13 Pages

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Other than the joint filing agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
1.	Joint Filing Agreement, dated August 25, 2016.

CUSIP No. 300487105	SCHEDULE 13D	Page 9 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 25, 2016

Clinton Group, Inc.

By:	/s/ George Hall
Name:	George Hall
Title:	President

/s/ George Hall
George Hall

Imation Corp.

By:	/s/ Joseph A. De Perio
Name:	Joseph A. De Perio
Title:	Chairman of the Board

CUSIP No. 300487105	SCHEDULE 13D	Page 10 of 13 Pages

SCHEDULE A

Directors and Executive Officers of Certain Reporting Persons

CLINTON GROUP INC.

The following sets forth the name, position and principal occupation of each director and executive officer of CGI. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 510 Madison Ave., 9th Floor, New York, New York 10022.

Name	Position & Principal Occupation
George Hall	Director and President of CGI
Francis A. Ruchalski	Director and Chief Financial Officer of CGI
John L. Hall Hani Findakly William Lockyer	Director of CGI Director of CGI Director of CGI

IMATION CORP.

The following sets forth the name, principal occupation and business address of each director and executive officer of Imation.  Each such person is a citizen of the United States of America.

Name	Position & Principal Occupation	Business Address
Alex Spiro	Director of Imation Attorney, Brafman & Associates	767 3rd Avenue, New York, NY 10017
Barry L. Kasoff	Director of Imation Chief Restructuring Officer of Imation President, Realization Services, Inc.	1 Imation Way, Oakdale, MN 55128
Geoff Barrall	Chief Technology Officer of Imation	1 Imation Way, Oakdale, MN 55128
Joseph A. De Perio	Director of Imation Senior Portfolio Manager, Clinton Group, Inc.	510 Madison Avenue, 9th Floor, New York, NY 10022
Robert B. Fernander	Director of Imation Interim Chief Executive Officer of Imation	1 Imation Way, Oakdale, MN 55128

CUSIP No. 300487105	SCHEDULE 13D	Page 11 of 13 Pages

Robert Searing	Director of Imation Chief Operating Officer and Chief Financial Officer, BH Asset Management, LLC	104 W. 40th Street, New York, NY 10018
Tracy McKibben	Director of Imation Chief Executive Officer, MAC Energy Advisors, LLC	100 Riverside Blvd. #3S, New York, NY 10069
Donald H. Putnam	Director of Imation Managing Partner, Grail Partners LLC	505 Sansome Street, 19th Floor, San Francisco, CA 94111
Doug O’Shaughnessy	Vice President of Customer Service, Imation	1 Imation Way, Oakdale, MN 55128
Mark Herbert	Senior Vice President of Engineering, Imation	1 Imation Way, Oakdale, MN 55128
Stewart Gallacher	Vice President of Global Operations, Imation	1 Imation Way, Oakdale, MN 55128

CUSIP No. 300487105	SCHEDULE 13D	Page 12 of 13 Pages

SCHEDULE B

 Transactions in the Issuer’s Shares of Common Stock by the Reporting Persons

During the Past 60 Days

The following tables set forth all transactions in the shares of Common Stock effected during the past 60 days by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per share does not include commissions.

CGI (for the benefit of the Clinton Funds):

Trade Date	Shares Purchased (Sold)	Average Price Per Share	Range of Prices Per Share
06/27/2016	73,800	$1.56 (1)	$1.5548 – $1.5636
06/28/2016	20,000	$1.65 (1)	$1.6534 – $1.6555
07/11/2016	20,000	$1.86 (1)	$1.8591 – $1.8753
07/12/2016	35,000	$2.01 (1)	$2.0028 – $2.0171
07/13/2016	25,000	$1.92	N/A
07/19/2016	5,000	$1.91	N/A
07/20/2016	13,167	$1.97 (1)	$1.9169 – $1.98
07/21/2016	6,607	$1.96 (1)	$1.95 – $1.9636
07/22/2016	5,000	$1.97	N/A
07/25/2016	10,600	$1.90 (1)	$1.8841 – $1.9111
07/25/2016	(32,340)	$1.92 (1)	$1.9074 – $1.9403
07/26/2016	(115,144)	$1.97 (1)	$1.9397 – $1.9908
07/26/2016	70,000	$1.97 (1)	$1.9616 – $1.9678
07/27/2016	(4,480)	$1.92	N/A
07/27/2016	3,326	$1.94	N/A
07/28/2016	14,996	$1.93 (1)	$1.9147 – $1.9365
07/28/2016	(25,000)	$1.92 (1)	$1.9252 – $1.9317
08/01/2016	24,000	$1.89 (1)	$1.8447 – $1.9134
08/02/2016	58,776	$1.91 (1)	$1.89 – $1.9365
08/02/2016	(33,600)	$1.90 (1)	$1.89 – $1.9018
08/03/2016	(50,600)	$1.87 (1)	$1.8678 – $1.8696
08/03/2016	50,600	$1.87 (1)	$1.8713 – $1.8758
08/04/2016	52,509	$1.88 (1)	$1.8409 – $1.8937
08/04/2016	(29,900)	$1.89 (1)	$1.85 – $1.8902
08/05/2016	(145,400)	$1.87 (1)	$1.8322 – $1.8894
08/05/2016	170,000	$1.88 (1)	$1.8517 – $1.8894
08/08/2016	(79,500)	$1.74	N/A
08/08/2016	105,000	$1.75 (1)	$1.7477 – $1.7598
08/09/2016	(96,040)	$1.69 (1)	$1.6383 – $1.7021
08/09/2016	99,000	$1.70 (1)	$1.66 – $1.7072
08/10/2016	(22,200)	$1.64 (1)	$1.6224 – $1.6375

CUSIP No. 300487105	SCHEDULE 13D	Page 13 of 13 Pages

08/10/2016	25,000	$1.64	N/A
08/11/2016	(50,000)	$1.60	N/A
08/11/2016	50,000	$1.61	N/A
08/19/2016	75,000	$1.61	N/A
08/22/2016	25,000	$1.67	N/A
08/23/2016	35,000	$1.76	N/A

(1) This transaction was executed in multiple trades in the open market. The price reported above reflects the weighted average sale price per share of Common Stock purchased or sold, as applicable. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased or sold, as applicable, at each separate price within the ranges set forth above.

Imation:

Trade Date	Shares Purchased (Sold)	Price Per Share
06/27/2016	56,600	$1.65
06/28/2016	71,788	$1.57
07/12/2016	105,313	$1.98
07/13/2016	39,402	$1.91
07/14/2016	85,000	$1.85
07/15/2016	18,763	$1.85
07/29/2016	50,000	$1.90
08/03/2016	10,067	$1.88
08/04/2016	89,200	$1.85
08/05/2016	137,395	$1.88
08/23/2016	134,867	$1.75